575 Madison Avenue New York, NY 10022-2585 212.940.8800 tel 212.940.8776 fax

Peter J. Shea peter.shea@kattenlaw.com (212) 940-6447 direct (212) 894-5724 fax

May 22, 2015

Via EDGAR

United States Securities and Exchange Commission

Washington, D.C. 20549

AccuShares Commodities Trust I

Registration Statement on Form S-1

Dear Ladies and Gentlemen:

On behalf of AccuShares Commodities Trust I (the “Trust”) sponsored by our client, AccuShares Investment Management, LLC (the “Sponsor”), we are filing, pursuant to the Securities Act of 1933, as amended (the “Securities Act”), together with this correspondence, a registration statement on Form S-1 (the “Registration Statement”). The Registration Statement includes a preliminary prospectus relating to the proposed initial public offering of AccuShares S&P GSCI Crude Oil Spot Up Shares and AccuShares S&P GSCI Crude Oil Spot Down Shares.

The Registration Statement also includes, pursuant to Rule 429 under the Securities Act, a preliminary prospectus relating to the $192,536,000 in aggregate offering price of unsold AccuShares Spot CBOE VIX Up Shares and $192,464,000 in aggregate offering price of unsold AccuShares Spot CBOE VIX Down Shares previously registered for issuance under the registration statement filed by the Trust on Form S-1 with file number 333-194666 (the “Previous Registration Statement”). Pursuant to Rule 429 under the Securities Act, the Registration Statement shall, upon effectiveness, act as Post-Effective Amendment No. 1 to the Previous Registration Statement. Copies of the Registration Statement marked to show all changes from the Previous Registration Statement are being sent to the Securities and Exchange Commission Staff under separate cover.

United States Securities and Exchange Commission

May 22, 2015

Please do not hesitate to contact me at (212) 940-6447 or, in my absence, Thad McElroy at (212) 940-6570 if you have any questions or comments with respect to the Registration Statement.

Very truly yours,

/s/ Peter J. Shea

Peter J. Shea

cc (w/enclosures):	Ms. Sonia Barros, Assistant Director
Mr. Jerard Gibson, Staff Attorney
Mr. Jack Fonss
Mr. Forrest Gilman
Mr. Edward Cataldo
Ms. Kathleen Moriarty
Mr. Thad McElroy
Ms. Whitney Zeledon